Pacific Corporate Trust Company
a Computershare Company

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

July 9, 2007

CANADIAN TRADING AND QUOTATION SYSTEM INC.
BCE Place Canada Trust Tower
161 Bay Street Suite 3850 Box 207
Toronto ON
M5J 2S1

ATTN: MARK FAULKNER

Dear MR. FAULKNER:

RE: **Arris Resources Inc.**
ISIN: **CA 04270G2080**

We are pleased to enclose a specimen Generic Certificate which has been approved by the Company. This form of Generic Certificate conforms to the STAC Generic Certificate program that has previously been delivered to you and is in effect at this time.

We also wish to confirm that our office has on hand a sufficient supply of security paper to affect the transfer of all shareholdings as the result of the Company's reverse split.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

per
Yasmin Juma / ws

cc: CDS & Co – Toronto
Attention: Bernie McCormack
cc: Morton and Company
cc: Arris Resource Inc., Curt Huber

A BRITISH COLUMBIA COMPANY

NUMBER

ZQ000000

ARRIS RESOURCES INC.

ISIN: CA 04270G2080

SHARES

0****
0**
****0****
*****0***
******0**

THIS CERTIFIES THAT

SPECIMEN

IS THE REGISTERED HOLDER OF

ZERO

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE

in the capital of the above named Company subject to the charter documents of the Company transferable on the books of the Company by the registered holder in person or by attorney duly authorized in writing upon surrender of this certificate properly endorsed.

This certificate is not valid until countersigned by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers at Vancouver, British Columbia, Canada.

CANCELLED

DATED July 9, 2007

President / Director

Director

COUNTERSIGNED AND REGISTERED
PACIFIC CORPORATE SERVICES LTD VANCOUVER
TRANSFER AGENT AND REGISTRAR

BY:

Authorized Officer

SECURITY INSTRUCTIONS ON REVERSE VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

The Shares represented by this Certificate are transferable at the offices of Pacific Corporate Services Ltd, Vancouver, British Columbia.

Printed by DATA BUSINESS FORMS

PCS VAN 3105720 3105720